UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          SCHEDULE 13G(Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)


                           THE A CONSULTING TEAM, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   000881 10 2
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                                 (CUSIP Number)


                               SEPTEMBER 29, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]      Rule  13d-1(b)

     [X]      Rule  13d-1(c)

     [_]      Rule  13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Schedule 13G

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CUSIP No. 000881-10-2                                          Page 2 of 4 Pages
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    1     NAME  OF  REPORTING  PERSON
          Level 8 Systems, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          11-2920559
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    2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP    (a)  /_/
                                                             (b)  /_/
--------------------------------------------------------------------------------
    3     SEC  USE  ONLY
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    4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Delaware
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  NUMBER  OF       5        SOLE  VOTING  POWER
   SHARES                   500,000  shares  as  of  the date  hereof (1,000,000
BENEFICIALLY                shares after November 28, 2000).  See  Item 6 below.
  OWNED  BY        -------------------------------------------------------------
    EACH           6        SHARED  VOTING  POWER
  REPORTING                 -0-
   PERSON          -------------------------------------------------------------
    WITH           7        SOLE  DISPOSITIVE  POWER
                            500,000  shares  as  of  the date  hereof (1,000,000
                            shares after November 28, 2000).  See  Item 6 below.
                   -------------------------------------------------------------
                   8        SHARED  DISPOSITIVE  POWER
                            -0-
--------------------------------------------------------------------------------

    9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               500,000 shares as of the date hereof (1,000,000 shares after November 28, 2000). See Item 6 below.
--------------------------------------------------------------------------------
    10    CHECK BOX  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               /_/
--------------------------------------------------------------------------------
    11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
               7.0% as of the date hereof (13.1% after November 28, 2000).  See
               Item 6 below.
--------------------------------------------------------------------------------
    12    TYPE  OF  REPORTING  PERSON
               CO
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                                  Schedule 13G

---------------------                                          -----------------
CUSIP No. 000881-10-2                                          Page 3 of 4 Pages
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ITEM  1(A).     NAME  OF  ISSUER:

     The  A  Consulting  Team,  Inc.

ITEM  1(B).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

     200  Park  Avenue  South
     New  York,  New  York  10003

ITEM  2(A).     NAME  OF  PERSONS  FILING:

     Level  8  Systems,  Inc.

ITEM  2(B).     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE:

     8000  Regency  Parkway
     Cary,  North  Carolina  27511

ITEM  2(C).     CITIZENSHIP:

     Delaware  Corporation

ITEM  2(D).     TITLE  OF  CLASS  OF  SECURITIES:

     Common  Stock,  $.01  par  value  per  share

ITEM  2(E).     CUSIP  NUMBER:

     000881  10  2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     Not  applicable

ITEM  4.        OWNERSHIP:


     (a) Amount beneficially owned: 500,000 shares as of the date hereof (1,000,000 shares after November 28, 2000). See Item 6 Below.

     (b) Percent of class: 7.0% as of the date hereof (13.1% after November 28, 2000). See Item 6 below.

     (c)        Number  of  shares  as  to  which  such  person  has

                (i) sole power to vote or direct the vote: 500,000 shares as of the date hereof (1,000,000 shares after November 28, 2000). See Item 6 below.

                (ii)      shared  power  to  vote  or  direct  the  vote:

                (iii)     sole power to dispose or to direct the disposition of:
                          500,000 shares as of the date hereof (1,000,000 shares after November 28,2000). See Item 6 below.



                                  Schedule 13G

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CUSIP No. 000881-10-2                                          Page 4 of 4 Pages
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                (iv)      shared power to dispose or direct the disposition  of:


ITEM  5.        OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five  percent  of  the  class  of  securities,  check  the  following:       Not
Applicable

ITEM  6.        OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF ANOTHER
PERSON:

     *On September 29, 2000 The A Consulting Team, Inc. ("TACT") issued and sold to Level 8 Systems, Inc. 500,000 shares of TACT common stock and a warrant to purchase an additional 500,000 shares at an exercise price of $13.00 per share. The sales price was $4,000,000 and the warrant is exerciseable at any time after January 27, 2001. PURSUANT TO RULE 13d-3(d)(1)(i) OF THE RULES AND REGULATIONS UNDER THE SECURITIES EXHCHANGE ACT OF 1934, LEVEL 8 WOULD BE DEEMED TO BENEFICIALY OWN THE 500,000 SHARES ISSUABLE UPON EXERCISE OF THE WARRANT AFTER NOVEMBER 28, 2000.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

     Not  applicable

ITEM  8.        IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

     Not  applicable

ITEM  9.        NOTICE  OF  DISSOLUTION  OF  GROUP:

     Not  applicable

ITEM  10.       CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         Date:     October  9,  2000

                              LEVEL  8  SYSTEMS,  INC.

                         By:/s/ Dennis McKinnie
                            ---------------------------------------------
                              Dennis  McKinnie
                              Senior  Vice  President,  Chief  Legal  and
                              Administrative  Officer
                              and  Corporate  Secretary







                                  Schedule 13G
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